

07005975



SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2007
WASH. D.C.
186

AB * 3/28

SECURITIES ... ION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Cohen & Steers Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 Park Avenue
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew S. Stadler 212-446-9168
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 11 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

COHEN & STEERS
SECURITIES LLC

OATH OR AFFIRMATION

We, Jay Chen and Matthew S. Stadler, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2006 are true and correct. We further affirm that neither the Company nor any managing member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Jay Chen
President



Matthew S. Stadler
Chief Financial Officer

SALVATORE RAPPA
Notary Public, State of New York
No. 02RA6129621
Qualified in Westchester County
Certificate Filed in New York County
Commission Expires June 27, 2009



Notary Public

COHEN & STEERS SECURITIES, LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com


SEC MAIL
RECEIVED
PROCESSING
MAR - 1 2007
WASH. D.C.
186
SECTION

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of Cohen & Steers Securities, LLC:

We have audited the accompanying statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Cohen & Steers Securities, LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2007

COHEN & STEERS SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$	6,178,605
Accounts receivable		1,822,520
Deferred commissions - net of accumulated amortization of $9,605,995		6,248,134
Other assets		74,508
Total assets	$	14,323,767

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accrued expenses and other liabilities	$	144,461
Broker/dealer service fees payable		798,789
Distribution and service fees payable		1,013,103
Due to parent		90,898
Due to affiliate		2,083,659
Total liabilities		4,130,910
Member's equity		10,192,857
Total liabilities and member's equity	$	14,323,767

See notes to statement of financial condition.

1. ORGANIZATION AND NATURE OF OPERATIONS

Cohen & Steers Securities, LLC (the "Company") is a Delaware single member limited liability company and is a wholly-owned subsidiary of Cohen & Steers Capital Management, Inc. (the "Parent"), a New York corporation. The Parent is a wholly-owned subsidiary of Cohen & Steers, Inc. ("CNS"), a Delaware corporation. The Company is a registered broker/dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is the distributor of certain of the Parent's sponsored registered mutual funds ("Funds").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—Cash equivalents consist of short-term, highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Deferred Commissions—Deferred commissions consist of commissions paid in advance to broker/dealers in connection with the sale of certain shares of Parent-sponsored open-end load mutual funds and are capitalized and amortized over a period not to exceed six years.

Distribution and Service Fees—Distribution and service fee revenue is earned as the services are performed, generally based on contractually-predetermined percentages of the average daily net assets of the open-end load mutual funds. Distribution and service fee revenue is recorded gross of any third-party distribution and service arrangements. The expenses associated with these third-party distribution and service arrangements are recorded as incurred in distribution and service fee expenses.

Contingent Deferred Sales Charges ("CDSC") Revenue—CDSC revenue is earned in connection with the redemption of certain shares of Parent-sponsored open-end load mutual funds.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncements—In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on the consideration of effects of the prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for the first annual period ending after November 15, 2006. The adoption of SAB No. 108 did not have a material impact on the Company's financial position.

In June 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") was issued prescribing a recognition threshold and

measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not anticipate that the adoption of FIN 48 will have a material impact on its financial position.

3. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are principally on deposit with two major financial institutions. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligations.

4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires that it maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness as defined by the Rule. As of December 31, 2006, the Company's net capital was approximately $1,470,000, which was approximately $1,164,000 in excess of its minimum requirement. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital of a broker/dealer is less than the amount required under the Rule.

5. RELATED PARTY TRANSACTIONS

The Company reimbursed certain expenses incurred by the Parent and CNS on its behalf. The Parent and CNS allocate to the Company expenses related to a portion of compensation and benefits, rent and other expenses. Due to parent and due to affiliate of approximately $91,000 and $2,084,000, respectively, include amounts due to Parent and CNS for allocated expenses and allocated tax expense.

The Company, as a single member limited liability company, is deemed a disregarded entity for income tax purposes. As a disregarded entity, the results of operations of the Company are included in the consolidated federal, state, and local income tax returns filed by CNS. The Company's allocated income tax from CNS was calculated as if the Company filed on a separate return basis, using CNS's federal, state and local effective tax rate. CNS charges or credits the Company for its contribution to the taxable income of the filing entity.

* * * * * *



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2007

Cohen & Steers Securities, LLC
280 Park Avenue
New York, NY 10017

The Board of Directors and Member of
Cohen & Steers Securities, LLC

In planning and performing our audit of the statement of financial condition of Cohen & Steers Securities, LLC (the "Company") as of December 31, 2006 (on which we issued our report dated February 27, 2007), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END